Form C

ADD COMMENT

Cover Page

Name of issuer:

Long Drive to Yadkin LLC

Legal status of issuer:

Form:

Limited Liability Company

Jurisdiction of Incorporation/Organization:

NC

Date of organization:

8/22/2022

Physical address of issuer:

1009 Midland Dr.
Wilmington, NC 28412

Website of issuer:

https://parrishstikeleather.com/yadkin

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.9% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

- [ ] Common Stock
- [ ] Preferred Stock
- [ ] Debt
- [x] Other

Describe the security offered:

Class A Membership Interest

Target number of securities to be offered:

500

Price:

$100.00

Method for determining price:

The offering price for the securities offered has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earning or other generally accepted valuation criteria.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

- [x] Yes
- [ ] No

Disclose how oversubscriptions will be allocated:

- [ ] Pro-rata basis
- [ ] First-come, first-served basis
- [x] Other

Describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$124,000.00

Deadline to reach the target offering amount:

4/30/2027

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees:

2

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$10,275.00	$91,661.00
Cash & Cash Equivalents:	$10,275.00	$91,661.00
Accounts Receivable:	$0.00	$0.00
Current Liabilities:	$1,677.00	$0.00
Non-Current Liabilities:	$25,000.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($110,133.00)	($7,473.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Long Drive to Yadkin LLC

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes
☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined
Megan Petersen	Acting Coach	Actor's Arsenal	2022
Parrish Stikeleather	Filmmaker	Self-Employed	2022

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Megan Petersen	Managing Member	2022
Parrish Stikeleather	Managing Member	2022

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	% of Voting Power Prior to Offering
Megan Petersen	20%+
Parrish Stikeleather	50%+

Business and Anticipated Business Plan

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan.

RISK FACTORS

8. Discuss the material factors that make an investment in the issuer speculative or risky:

A crowdfunding investment involves risk. Investors should not invest any funds unless they can afford to lose the entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Creditors of the Company. The Company's interest in the Picture and the Ancillary Rights will besubject to all of the claims of the creditors of the Company, whether arising by contract or tort. In the eventthat the Company should incur liabilities beyond its ability to repay, the rights of investors to share in theprofits of the Picture will be impaired or lost in their entirety.

Limited Experience of Company. The Company has no experience developing and producing feature-length film intended for domestic and/or foreign distribution, and the Managers have limited experiencedeveloping and producing feature-length film intended for domestic and/or foreign distribution. The lack ofexperience of the Company, and limited experience of the Managers, could have a negative impact upon thesuccessful development, production, and distribution of the Picture.

Impact of Loans. If the Company completes the capitalization to meet its Budget by obtaining loans,investors will be adversely affected if the Picture fails to generate significant revenue, as those loans will berepaid in full, with interest, before any distribution of Available Funds to investors. Loans may be obtainedfrom Members, Managers, and/or any of their affiliates, or other persons.

Investment in the Company involves substantial risks. In addition to those risks described elsewhere throughout this Form C and the Subscription Agreement, Subscribers should consider carefully the risks set forth below. It should be recognized that the risk factors set forth below are those which, as of the date of this Exhibit A, seem most significant. Prospective purchasers of Class A Units must realize, however, that factors other than those set forth below ultimately may affect the investment offered pursuant hereto in a manner and to a degree which cannot now reasonably be foreseen.

General Risks. An investment in the production and exploitation of motion pictures is speculative and has traditionally involved a high degree of risk. Some feature films, although produced, are never distributed for exhibition. Even if produced and distributed, a significant number of feature films are not commercially successful and do not generate sufficient revenues to allow the financier to recoup its initial investment or
realize any profit. The recoupment of invested capital and the possibility of a return on such investment is dependent on a variety of factors, many of which the Company will have little or no control over, such as changes in public taste, adverse critical reviews, and competition with other films having the same or similar story content or themes. Even if the Picture is a critical or artistic success, there is no assurance that it will be an economic success. Accordingly, there is a substantial risk that investors will experience a loss of all or a substantial portion of their investment in the Company.

No Diversification / Dependence on Picture and Ancillary Rights. Investors in the Company are only entitled to a share of the profits of the Picture and the Ancillary Rights, as the Company does not have nor does it intend to have any other line of business. The Picture is currently in the development stage, has not been produced and no sales of the Picture have been made. Accordingly, no assurance can be given that the Picture will be profitable or that it will be able to generate positive cash flows. The implementation of the Company's plan for the Picture is subject to all the risks inherent in the establishment of a new business enterprise, including potential operating losses. In addition, the Picture will be subject to certain factors affecting the entertainment industry generally, such as sensitivity to general economic conditions, critical acceptance of the Picture, and intense competition. If the Company is unable to produce the Picture, or to market the Picture
successfully if produced, the Company will be unable to realize any revenues from the Picture and the investors will lose most, if not all, of their investment.

Producing a Feature Film. Each motion picture is a separate business venture with its own
management, employees, and equipment and its own budgetary requirements. This is particularly true of motion pictures produced by independent filmmakers. The production of a feature film entails significant risks over which the production company generally exercises little or no control, including delays due to strikes,
work stoppages, disability or other unavailability of key graphic arts or production personnel and actors, and other factors, any one of which could substantially increase production costs or prevent completion of the Picture. There can be no assurance that the Company can bring the Picture in on time and in accordance with
the Budget.

Restrictions on Transfer of Class A Units. The transferability of the Class A Units by owners thereofis restricted by relevant securities laws and by the terms of the Operating Agreement. The Class A Unitsoffered hereby are not transferable without the Class B Members' prior written consent. Since the Class AUnits are not being registered under the Securities Act or any state securities laws, they can be resold only byan investor (assuming compliance with the Operating Agreement) pursuant to an exemption under theSecurities Act and any applicable state securities laws. The Company is under no obligation to register theClass A Units to permit resales and does not intend to do so. The lack of registration of the Class A Units,together with certain restrictions on transfer set forth in the Operating Agreement, make the Class A Unitsilliquid and would impair the ability of an investor or his estate to dispose of such Class A Units in the eventof a change in personal circumstances. In addition, the Class A Units may not be readily accepted as collateralfor loans. Consequently, the purchase of the Class A Units should be considered only as a long-terminvestment. There is no public market for the Class A Units and, because there are expected to be only alimited number of investors and since certain restrictions imposed by the Operating Agreement exist as to thetransferability of Class A Units, no market for the Class A Units is likely ever to develop.

Distribution Risks. Because (i) the Company will not be dependent on a significant advance from the distributor to fund production of the Picture; and (ii) of what the Company believes will be the widespread appeal of the Picture, the Company believes it will be able to secure a favorable distribution commitment. Notwithstanding the foregoing, there can be no assurance that the Company will succeed in securing an agreement for domestic theatrical distribution (or any other form of distribution) on any terms, much less favorable financial terms. In the absence of a distribution agreement with a financially sound distributor, the Company may be unable to distribute the Picture.

Competition. All aspects of the motion picture industry are highly competitive. Feature films areproduced by independent production companies as well as major motion picture studios, many of whichindependent companies and all of which studios have substantially greater financial and other resources thanthe Company. Moreover, feature films experience intense competition not only from other feature films, butalso from other forms of public entertainment (including other types of programming on network, pay andcable television, the Internet, compact discs, and sports and other live entertainment). In the world of feature-length films, (a) major studios like Columbia Pictures, Warner Bros., Walt Disney Pictures, 20th Century Fox,Paramount, and Universal, (b) production companies owned or affiliated with such major studios, such as NewLine Cinema, Castle Rock Entertainment, Touchstone Pictures, Miramax Films, Focus Features, and RegencyEnterprises, among many others, as well as (c) other independent production companies, such as Netflix,Amazon Studios, Relativity Studios, Open Road Films, MGM, Magnolia Pictures, and Lionsgate Films, amongmany others, all have significantly greater resources and experience than the Company, have regularly beenproducing, or intend to produce, feature-length films which necessarily will compete with the Pictureregardless of the appeal which the Company believes the Picture will have.

Return on Investment. Notwithstanding the positive financial results of certain other feature-lengthfilms, there is no assurance that the Picture will be financially successful. Consequently, there is no assurancethat an investor will realize a substantial return on his

Picture will be financially successful. Consequently, there is no assurancethat an investor will realize a substantial return on his investment, or any return at all, or even that such investorwill not lose its entire investment. For these and other reasons highlighted in this risk factors section, theprospective investor should read this Form C, the Subscription Agreement, and the Company's OperatingAgreement carefully and consult with its own attorney and/or financial advisor prior to making an investmentdecision. This Offering is suitable only for persons who can afford the loss of their entire investment.

Additional Financing. The Company anticipates that after all Class A Units are fully subscribed, thenet proceeds will be sufficient to permit the Company to complete production of the Picture. Such belief isbased upon certain assumptions, including assumptions regarding the anticipated expenditures required for thedevelopment, production and distribution of the Picture. There can be no assurance that such resources willbe sufficient for such purposes. If the net proceeds of the sale of the Class A Units are not sufficient to permitthe Company to complete the Picture, the Company may obtain loans or otherwise obtain funds sufficient toensure that the Company will have sufficient working capital for the Picture. There can be no assurance thatthe Company will be able to obtain such additional funds on terms satisfactory to the Company or at all. TheCompany's inability to obtain such additional financing on satisfactory terms may result in the loss of a portionor all of the investors' investment.

Commercial Success. Many motion pictures are released each year which are not commerciallysuccessful and fail to recoup their production costs from United States distribution. Therefore, it is importantto exploit any additional income potential of foreign and ancillary markets, although neither provides aguarantee of revenue. Licensing of a motion picture in the ancillary markets can be particularly dependentupon performance in distribution. While it is possible for a motion picture to be commercially successfulwithout distribution, if a motion picture is not an artistic or critical success or if, for any reason, it is not well-received by the public, it may be a financial failure.

Reliance on the Company for All Management Decisions. All decisions with respect to the Picture and the Project will be made by the Company, without consultation with the investors (i.e., the Class A Members). The success of the Project will, to a large extent, depend on the quality of the management of persons and entities engaged by the Company. Although the Company believes that the persons and entities

it intends to engage as management will have the necessary business and motion picture experience to supervise the Project, there can be no assurance that such persons will perform adequately or that Company operations will be successful. Moreover, the loss of the services of any of the above-the-line talent, key management persons or entities engaged by the Company, or any of the key production personnel involved in the Project, could have an adverse effect on the Project if a suitable replacement were not promptly obtained.

Foreign Distribution. Foreign distribution of a motion picture (i.e., outside the United States andCanada) may require the use of various foreign distributors. Some foreign countries may impose governmentregulations on the distribution of films or place restrictions on the amount of funds which may be removedfrom the country. Also revenues derived from the distribution of the Picture in foreign countries, if any, maybe subject to currency controls and other restrictions which may temporarily or permanently prevent theinclusion of such revenue in profits.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Cost Overruns. The costs of producing motion pictures are often underestimated and may be increasedby factors beyond the control of the producers. Such factors may include illness of technical and artisticpersonnel, artistic requirements, labor disputes, governmental regulations, equipment breakdowns, and otherproduction disruptions. The risk of a film running over budget is always significant and may have a substantialadverse impact on the profitability of the Picture. Investors must recognize that the Budget is anapproximation, has not been finalized and may be subject to change. There can be no assurance that currentlyunanticipated circumstances will not increase the Budget.

Parrish Stikeleather and Megan Petersen are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Control by the Managers. The Managers, who are also the Class B Members, will control theCompany. All decisions regarding the business of the Company will be made by the Managers. Pursuant tothe Operating Agreement, the Managers have the power to cause the dissolution (subject to Member approvalas set forth in the Operating Agreement) and liquidation of the Company or the sale of all of the Company'sProperty at any time. Upon dissolution and liquidation of the Company, the Picture and all future cash flowsfrom the Picture and the Ancillary Rights could be sold. While the Managers must act in good faith and in amanner the Managers believe to be in the Company's best interests in making any decision dissolve or toliquidate the Company and/or to sell the Property of the Company, investors will only participate in anyproceeds paid to the Company that may exist after the Company satisfies all of its liabilities.

Premature Abandonment. The production or distribution of the Picture may be abandoned at any stageif further expenditures do not appear commercially appropriate, with the resulting loss of some or all of thefunds previously expended on the development, production or distribution of the Picture.

Long-Term Project. The production and distribution of a motion picture involves the passage of asignificant amount of time. Pre-production on a picture may extend for two to three months or more.Production and graphic design may extend for three years or more. Post-production may extend for severalmonths. Distribution and exhibition of motion pictures may continue for years. Thus, whatever profits aregenerated, if any, may not be realized by investors for several years. Accordingly, this investment should onlybe considered a long-term investment.

Investors Last In Line. A motion picture typically goes from the producer to the distributor who inturn may send it to territorial sub-distributors, who send it to exhibitors. The box office receipts generated bya motion picture travel this same route in reverse. The exhibitor takes a cut and sends the balance to the sub-distributor, who takes a cut and sends the balance to the distributor, who takes a cut and sends the balance tothe producer. The consequences of this system for investors who agree to participate in motion picture projectson some sort of percentage of revenue basis, is that the investors who have had their money and/or efforts atrisk for the longest time, are at the tail end of the box office receipts chain. Thus, if the Company, in negotiatinga distribution agreement, has to rely heavily on participation in the Picture's net profits, investors will be thelast in line to benefit from any such revenue stream. To mitigate against this risk, the Company intends toexercise its best efforts to identify and pursue revenue opportunities for exploitation of the Picture. Whilethere is no guarantee or other assurances that these efforts will be successful, if they are successful, theinvestors and others who have agreed to defer some or all of their total compensation until the Picture beginsgenerating revenue may be able to realize a return on their investment in the Picture.

Adverse Weather. The Company anticipates that all or most of the filming and production of thePicture will occur in and around Wilmington, North Carolina. In September 2018, the Wilmington, NorthCarolina area was severely impacted by Hurricane Florence, and was again impacted, to a lesser extent, byHurricane Dorian in September 2019. If the Wilmington, North Carolina, area is impacted by a hurricane,tropical storm, tropical depression, or other adverse weather event at any time prior to completion and releaseof the Picture, whether in 2023 or thereafter, the Project's ability to be produced, be distributed or otherwiseexploited, and/or be profitable may be adversely affected.

Covid-19. At present, the United States specifically, as well as other countries in which the Picturemay be released or distributed, or where the Company would otherwise like to release or distribute the Picture,are still affected by the Covid-19 global pandemic (the "Pandemic"). Among other things, the Pandemic hassubstantially affected the abilities (a) of production companies to produce motion pictures, (b) of individualswho work in film production and post-production to perform their jobs, and (c) of distributors and exhibitors—especially theatrical exhibitors—to exploit or help exploit motion pictures. There can be no guarantee that thePandemic, or a similar pandemic or occurrence, will not prevent or adversely affect the Project's ability to beproduced, be distributed or otherwise exploited, and/or be profitable.

Long Drive to Yadkin LLC was incorporated in August 2022 and has a very limited operating history upon which investors can evaluate the company's business and prospects. The company is in the early stages of completing post-production on a film project and has not yet generated revenue from distribution or exhibition. As an early-stage company in the film industry, we face all the risks inherent in a new business, including the uncertainty of market acceptance, the challenges of completing production on schedule and within budget, and the difficulty of securing distribution channels. There can be no assurance that we will successfully complete the film, secure distribution, or generate sufficient revenue to sustain operations or provide returns to investors.

The company currently has only two employees, and our success depends heavily on the continued services and performance of this small team. The loss of either key person could significantly impair our ability to complete post-production, execute our marketing strategy, manage festival submissions, and secure distribution for the film. Given our limited resources, we do not maintain key person life insurance on any personnel. Additionally, with such a small team, we may lack the depth of expertise and capacity needed to handle unexpected challenges or capitalize on time-sensitive opportunities. There can be no assurance that we will be successful in attracting and retaining additional qualified personnel if needed, particularly given our limited financial resources and the competitive nature of the film industry for experienced talent.

The company's business model depends on successfully completing post-production of a film and then securing distribution and generating revenue through various channels such as theatrical release, streaming platforms, video-on-demand, or other distribution

methods. We have not yet proven that our film will achieve market acceptance or that our approach to production, marketing, and distribution will be successful. The film industry is highly subjective, and audience tastes are unpredictable. Even well-produced films with significant marketing support can fail to find an audience or generate meaningful revenue. There is no assurance that our film will resonate with audiences, attract distributors, or generate sufficient revenue to recoup the costs of production and post-production, let alone provide returns to investors.

The successful completion of our film depends on numerous third-party service providers, including music composers, sound engineers, colorists, legal counsel, insurance providers, marketing and public relations firms, and others. The majority of our use of proceeds is allocated to payments to these external vendors. Any failure by these service providers to deliver quality work on schedule, or any disputes regarding payment or deliverables, could delay completion of the film, increase costs, or compromise the quality of the final product. Additionally, we have limited control over these third parties and may have difficulty finding replacement providers if relationships deteriorate or if vendors fail to perform. Such disruptions could materially harm our ability to complete the film and bring it to market.

The company has very limited cash reserves and is dependent on the proceeds from this offering to complete post-production of the film. Our limited financial resources create significant uncertainty about our ability to sustain operations and respond to unexpected costs or challenges. If post-production costs exceed our projections, if we encounter technical problems requiring additional work, or if we need to extend our marketing efforts beyond what is currently budgeted, we may not have sufficient funds to complete the project or bring it to market successfully. This financial constraint limits our flexibility and increases the risk that we will be unable to execute our business plan as intended.

The company has existing financial obligations including loans with a premium, deferred compensation owed to personnel, and credit card debt. These obligations create fixed costs that must be satisfied regardless of whether the film generates revenue. The existence of these debts means that any revenue generated by the film must first be used to satisfy these prior obligations before investors can receive any returns. Additionally, the terms of existing loans or the expectations of those owed deferred compensation may create conflicts or complications in how funds are allocated. These existing financial commitments reduce the funds available for completing the film and increase the financial pressure on the company to generate revenue quickly.

Long Drive to Yadkin LLC has not generated any revenue to date and there is substantial uncertainty regarding when, if ever, the company will generate revenue or achieve profitability. The film is still in post-production, and even after completion, there is no guarantee that we will secure distribution or that any distribution will generate meaningful revenue. The film industry is characterized by a small number of highly successful projects and a large number of projects that fail to recoup their costs. Revenue generation depends on numerous factors outside our control, including audience reception, competition from other films, the effectiveness of our marketing efforts, the terms of any distribution agreements we can secure, and general economic conditions affecting consumer entertainment spending. Investors should be prepared for the possibility that the company will never generate revenue or achieve profitability.

While the proceeds from this offering are intended to complete post-production of the film, we may require additional capital for various purposes including cost overruns, extended marketing campaigns, additional festival submissions, or to sustain operations while seeking distribution. We have no commitments for additional funding, and there can be no assurance that additional financing will be available on acceptable terms, if at all. If we are unable to obtain additional capital when needed, we may be forced to curtail our marketing efforts, abandon certain distribution strategies, or cease operations entirely. Any additional equity financing will result in dilution to existing investors, reducing their ownership percentage and potentially the value of their investment. The terms of any future financing may also include preferences or rights that are superior to those of current investors.

The film and entertainment industry is highly competitive, with thousands of films produced each year competing for audience attention, distribution opportunities, and revenue. We face competition from major studios with substantial financial resources and established distribution networks, as well as from other independent filmmakers. Larger competitors can afford extensive marketing campaigns, secure premium release dates and theater placements, and leverage existing relationships with distributors and streaming platforms. Additionally, the proliferation of content across streaming services, video-on-demand platforms, and other distribution channels has created an increasingly crowded marketplace where it is difficult for any single film to gain visibility. We may be unable to compete effectively for audience attention, festival acceptance, distribution opportunities, or revenue generation against better-funded and more established competitors.

The success of our film depends entirely on whether audiences find it entertaining, compelling, or otherwise worthy of their time and money. Audience preferences in the film industry are highly subjective and unpredictable, influenced by factors including cultural trends, critical reviews, word-of-mouth, competing entertainment options, and timing of release. Even films that receive positive critical reception may fail to find a commercial audience, and conversely, audience tastes may not align with critical opinion. We cannot predict whether our film will resonate with audiences, generate positive reviews, or create the word-of-mouth momentum necessary for commercial success. The failure of our film to achieve market acceptance would likely result in minimal or no revenue generation and a complete loss of investor capital.

An investment in Long Drive to Yadkin LLC is highly speculative and involves a substantial risk of loss. Investors should be prepared to lose their entire investment. The company is in the early stages of completing a film project with no assurance of successful completion, distribution, or revenue generation. The film industry is characterized by high failure rates, and the majority of independent films do not recoup their production costs. Given the company's limited operating history, very limited cash reserves, existing debt obligations, and the inherent uncertainties of the film business, there is a substantial likelihood that the company will not succeed and that investors will lose all of their invested capital. Only investors who can afford to lose their entire investment should consider participating in this offering.

The film distribution landscape has undergone significant disruption in recent years, with traditional theatrical distribution declining in importance relative to streaming platforms, video-on-demand services, and other digital distribution channels. This transformation creates both opportunities and challenges for independent filmmakers. While digital distribution has lowered some barriers to entry, it has also increased competition and made it more difficult to capture audience attention and generate meaningful revenue. The terms offered by streaming platforms and other distributors may be unfavorable, and the economics of digital distribution may not support recouping production costs. Additionally, the distribution landscape continues to evolve rapidly, and strategies that are effective today may become obsolete. Our ability to successfully navigate this changing distribution environment is uncertain.

The film industry requires careful management of intellectual property rights, including obtaining proper clearances for music, images, trademarks, locations, and other copyrighted or protected materials that appear in the film. A significant portion of our use of proceeds is allocated to music clearances, reflecting the importance and cost of securing these rights. Any failure to obtain proper clearances or licenses could result in copyright infringement claims, require costly re-editing of the film, delay distribution, or result in legal liability. Additionally, we must ensure that we have proper agreements with all cast and crew members regarding their contributions to the film and the use of their names, images, and likenesses in marketing materials. Disputes over rights or clearances could result in litigation, financial liability, or the inability to distribute the film, any of which could result in a total loss of investor capital.

The film industry requires various forms of insurance including errors and omissions insurance, general liability coverage, and potentially other specialized policies required by distributors, festivals, or other partners. A portion of our use of proceeds is allocated to insurance and legal fees. Failure to maintain adequate insurance coverage could expose the company to significant financial liability in the event of claims related to copyright infringement, defamation, personal injury, or other matters. Additionally, insurance costs may be higher than anticipated or coverage may be difficult to obtain for certain risks. The terms of distribution agreements or festival participation may require specific insurance coverage that we have not yet secured. Any uninsured or underinsured loss could have a material adverse effect on the company and could result in a total loss of investor capital.

There is no public market for the securities being offered, and none is expected to develop. The securities have not been registered under the Securities Act of 1933 or any state securities laws, and they may not be sold or transferred except in compliance with applicable federal and state securities laws, which may require registration or an available exemption. Investors will be subject to a one-year holding period during which the securities cannot be resold except in very limited circumstances. Even after the one-year period, there is no assurance that any market will exist for the securities or that investors will be able to find buyers. Investors should expect to

hold these securities indefinitely and should not invest unless they can afford to maintain this investment for an extended period, potentially until the company is sold, liquidated, or otherwise provides a liquidity event, which may never occur.

The founder of Long Drive to Yadkin LLC has designated themselves as the lead investor who will sign documents and make decisions on behalf of all investors in the special purpose vehicle. This arrangement creates a significant conflict of interest because the founder has interests both as the operator of the company and as the representative of the investors. Decisions that benefit the company or the founder personally may not align with the interests of other investors. For example, the founder may have incentives to prioritize the completion and distribution of the film over maximizing investor returns, or may make decisions about the use of company funds that benefit the company's operations but reduce the likelihood of distributions to investors. The founder will also have access to material non-public information about the company that other investors do not have, creating an information asymmetry. There is no independent third-party investor advocate representing the interests of crowdfunding investors. Investors will have no ability to remove the founder as lead investor and limited ability to challenge decisions made on their behalf. This structure significantly increases the risk that investor interests will not be adequately protected.

Investors in this offering will hold a minority ownership position in Long Drive to Yadkin LLC and will have no control or meaningful influence over company decisions. The company's management will have broad discretion over the use of proceeds from this offering, business strategy, distribution decisions, and all other operational matters. Investors will not have the right to vote on most company matters and will not be able to influence decisions regarding the completion of the film, marketing strategy, distribution agreements, additional financing, sale of the company, or other significant corporate actions. Management may make decisions with which investors disagree or that are not in investors' best interests. Investors will be entirely dependent on the judgment and abilities of the company's management, and will have no recourse if they disagree with how the company is being operated or how investor funds are being used.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: If only the minimum target amount is raised, expected use of proceeds is approximately 42.7% Music Clearances, Composer & Score, 32.7% Marketing & PR, 5.8% Festival Fees and Deliverables, 4.7% Sound Mix & ADR, 4.6% Legal Fees & Insurance, 1.2% Color Grade, 0.5% Title & Poster Design, and 7.9% Wefunder fee and related offering expenses. The issuer intends to prioritize essential post-production milestones, and management may reallocate among categories based on production timeline, distribution readiness, and market conditions.

If we raise: **$124,000**

Use of Proceeds: If the maximum target amount is raised, expected use of proceeds is approximately 38% Music Clearances, Composer & Score, 34% Marketing & PR, 7% Festival Fees and Deliverables, 4.5% Sound Mix & ADR, 4% Legal Fees & Insurance, 1.1% Color Grade, 0.5% Title & Poster Design, 3% Contingency Reserve, and 7.9% Wefunder fee and related offering expenses. The issuer intends to prioritize essential post-production milestones, and management may reallocate among categories based on production timeline, distribution readiness, and market conditions. At the maximum raise, the additional capital supports a larger marketing and festival push along with a contingency reserve, giving the issuer more flexibility to respond to distribution opportunities and unforeseen costs.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

If we reach our target offering amount prior to the deadline, we may conduct an initial closing of the offering early if we provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Wefunder will notify investors if we conduct an initial closing. Thereafter, we may conduct additional closings from time to time at our and Wefunder's discretion until the deadline date.

The following describes the process to invest in the Company, including how the Company will complete an Investor's transaction and deliver securities to the investor.

Investor Commitment. The Investor will submit, through Wefunder Portal, a requested investment amount. When doing so, the Investor will also execute an investment contract with the Company ("Investment Agreement"), using the Investor's electronic signature.

Acceptance of the Investment. If the Investor Agreement is complete, the Investor's commitment will typically be recorded within a few minutes. The commitment will also be available on the Investor's "My Investments" screen on the wefunder.com website. After the offering closes, the contract will be counter-signed by the Company. The executed investment contract will then be sent to the investor via email, and is also available to download on the "My Investments" screen.

Investor Transfer of Funds. Upon receiving confirmation that an investment has been accepted, the Investor will be responsible for transferring funds from a source that is accepted by Wefunder Portal into an escrow account held with a third party bank on behalf of issuers offering securities through Wefunder Portal.

Progress of the Offering. The Investor will receive periodic email updates on the progress of the offering, including total amounts raised at any given time, and will be notified by email and through the "My Investments" screen when the target offering amount is met.

Closing: Original Deadline. Unless we meet the target offering amount early, Investor funds will be transferred from the escrow account to the Company on the deadline date identified in the Cover Page to this Form C and the Company's Wefunder Portal Profile.

Early Closings. If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which information about the Company, including this Form C, is posted on our Wefunder Portal Profile. We will reschedule the offering deadline, and at least five days prior to the new deadline, investors will receive notice of it by email and through the "My Investments" screen. At the time of the new deadline, your funds will be transferred to the Company from the escrow account, provided that the target offering amount is still met after any cancellations.

Book Entry. Investments may be in book entry form. This means that the Investor may not receive a certificate representing his or her investment. Each investment will be recorded in our books and records and will be recorded in each Investors' "My Investments" screen. The Investor will also be emailed the Investment Agreement again. The Investment Agreement will also be available on the "My Investments" screen. At the option of the Company, you may receive an electronic certificate.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline.

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's

investment commitment will be canceled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Class A Units with a preferred return equal to **120% of return of principal + pro rata share of 50% of net profits.**

See exact security attached as Appendix B, Investor Contracts.

This Offering is for up to 1,613 Units of Class A Membership Interest in the Company at a cash price of $100.00 per Unit. The minimum target is $50,000 and the maximum target is $161,300.00.

Distributions

All distributions of Available Funds to be made by the Company, whether prior to dissolution or thereafter, shall be made among the Members in the following priorities:

First, to the Class A Members in proportion to their respective Capital Contributions to the Company, until the amount received by each Class A Member pursuant to this paragraph is equal to the sum of (x) the amount of such Class A Member's Capital Contributions to the Company, and (y) such Class A Member's Preferred Return; and (iii)

Second, 50% to the Class A Members in proportion to their ownership of Units and 50% to the Class B Members equally. For the avoidance of doubt, the Class B Members hereby acknowledge and agree that the amount of any Third Party Participations shall be borne solely by the Class B Members, and shall be deducted and paid by the Company out of Distributions, if any, distributable to the Class B Members pursuant to Section 6.2(a)(iii) of the attached operating agreement before distribution to the Class B Members.

14. Do the securities offered have voting rights?

- [x] Yes
- [ ] No

15. Are there any limitations on any voting or other rights identified above?

Yes: Class A Members do not vote on film decisions, and do not vote on other company decisions as stated in the operating agreement.

16. How may the terms of the securities being offered be modified?

The attached subscription agreement together with the Operating Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a written agreement executed by all parties to the attached subscription agreement, subject to the right of the Company to terminate the attached subscription agreement prior to issuance of any subscribed Class A Units to the Subscriber.

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

A. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
B. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

Restrictions on Transfer of the Securities Being Offered:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Authorized	Outstanding	Voting rights
Class A	2500	0	☑
Class B	N/A	N/A	☑

Class of Security	Total Pool	Issued
Warrants	None	
Options	None	

Describe any other rights:

Class A: Each unit gets one vote, but only on limited matters (those expressly requiring Class A consent under the agreement or the Act).

Class B: Vote in direct proportion to their respective ownership of Membership Interest, on matters put before Class B Members.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Because the Investor will likely hold a minor position in the company, the holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering). These decisions could affect gross revenues and diminish payments made to Investors.

Based on the risk that the company may never realize revenues or face a Default Event, the Investor may never see any returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the unitholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the unitholders** may change the terms of the Operating Agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The unitholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. **The unitholders** have the right to redeem their securities at any time. Unitholders could decide to force the Company to **redeem** their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common units that take into account factors such as the following:

- unrelated third party valuations of our common units;
- the price at which we sell other securities, such as convertible debt or preferred units, in light of the rights, preferences and privileges of our those securities relative to those of our common units;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the lack of marketability of our common units;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or

other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan
Amount: $1,677.00
Outstanding principal plus interest: $1,677.00 as of 7/16/2026
Credit Card Liability | Other liabilities - Credit Card balance of $1,677 as of Dec 31, 2025 | classified as current liability. No terms disclosed.

Loan
Amount: $25,000.00
Outstanding principal plus interest: $25,000.00 as of 7/16/2026
Other Long-Term Liability | Other long-term liabilities of $25,000 as of Dec 31, 2025 | no lender, interest rate, or maturity terms disclosed in the financial statements.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering date	Exemption	Security type	Amount sold	Use of proceeds
4/2024	Regulation Crowdfunding	custom	$88,700	General operations
4/2024	Regulation Crowdfunding	Priced Round	$82,048	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest: ⓘ

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations. ⓘ

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview of the Business and Financial Condition

Long Drive To Yadkin is a early-stage company. They are building a Southern Indie Feature Film shot entirely on 16mm about a Bible salesman and his last days in Yadkin.

We are an early-stage company and have incurred operating losses and negative cash flows from operations since inception. We expect to continue to incur operating losses in the near term.

As of July 16, 2026, we had cash and cash equivalents of approximately $2,485.01.

Our ability to continue operations is dependent on managing our expenses and, if necessary, obtaining additional financing.

This discussion should be read in conjunction with the financial statements and related notes included in this offering statement.

Business and Operating Uncertainty

Our business operates in an environment subject to various risks, uncertainties, and changing conditions, which makes it difficult to evaluate our business, financial condition, and prospects and may limit the comparability of our results of operations from period to period.

Financial Condition

As of December 31, 2025, our total assets were $10,275 and our current and non-current liabilities, as reflected in available financial statement fields, were $26,677.

Our financial statements reflect an early-stage company with limited operating history. Investors should not place undue reliance on historical financial information given the company's limited operating history and the likelihood that future results will differ from historical results.

Liquidity and Capital Resources

As of December 31, 2025, we had cash and cash equivalents of approximately $10,275.

Based on our current operations, we have a monthly net cash burn of approximately $152.

Our monthly net cash burn or profit may vary significantly from month to month due to the timing of receipts and expenditures and other short-term factors. As a result, period-to-period comparisons may not be meaningful.

Based on our current plan, we expect to have sufficient cash to fund operations for at least the next 12 months.

Our historical operations have been funded primarily through external financing.

Liquidity Assumptions

Our assessment of our liquidity and ability to fund operations is not a projection and is based on current assumptions regarding operating expenses, cash requirements, and capital needs. These assumptions may change, and actual results may differ materially due to changes in operating conditions, timing of receipts and payments, and other factors.

Dependence on Additional Financing

There can be no assurance that additional financing will be available on acceptable terms, or at all. If we are unable to raise additional capital when needed, we may be required to materially reduce or suspend operations.

Indebtedness and Capital Structure

As of the date of this offering statement, we had total outstanding indebtedness consisting of 2 loans and approximately $26,677 in aggregate principal obligations. The indebtedness consists of $1,677 and $25,000. The material terms of such indebtedness are described in Item 24 of this Form C and include no stated interest rate, no stated maturity date and no stated interest rate, no stated maturity date.

(For the avoidance of doubt, SAFEs are not treated as indebtedness.)

During the past three years, we have conducted exempt offerings, resulting in the issuance of securities in aggregate amounts of

During the past three years, we have conducted exempt offerings, resulting in the issuance of securities in aggregate amounts of approximately $82,048.

Known Trends, Events, and Uncertainties

Management is not currently aware of any known trends, events, or uncertainties that are reasonably likely to have a material adverse effect on our financial condition or results of operations over the next 12 months.

The absence of a discussion of any particular trend, event, or uncertainty should not be interpreted to mean that such matters do not exist; rather, it reflects management's judgment based on information currently available.

Changes Since the Date of the Financial Statements

There have been no material changes in our operations or financial condition since the date of the financial statements included in this offering.

Impact of This Offering

The proceeds from this offering are expected to be used towards the post-production of the film. The timing and extent of our use of proceeds will depend on the amount of proceeds raised and future operating conditions. Additional detail regarding our planned use of proceeds is provided in Item 10 of this Form C.

There can be no assurance that the proceeds of this offering will be sufficient to fund our operations or achieve our business objectives.

Certain information relevant to understanding our financial condition and liquidity is presented elsewhere in this offering statement, including in the financial statements, related notes, and the sections describing indebtedness and prior financings.

Forward-Looking Statements

This discussion contains forward-looking statements that are based on management's current expectations and assumptions. Actual results may differ materially from those expressed or implied by these statements.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements.

I, Parrish Stikeleather, certify that:

(1) the financial statements of Long Drive to Yadkin LLC included in this Form are true and complete in all material respects; and

(2) the financial information of Long Drive to Yadkin LLC included in this Form reflects accurately the information reported on the tax return for Long Drive to Yadkin LLC filed for the most recently completed fiscal year.

Parrish Stikeleather

Parrish Stikeleather
Filmmaker

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

- i. at the time of the filing of this offering statement bars the person from:
  - A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No
  - B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No
  - C. engaging in savings association or credit union activities? ☐ Yes ☑ No
- ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

- i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No
- ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No
- iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

- i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No
- ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://parrishstikeleather.com/yadkin/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million; or
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Long Drive to Yadkin LLC Subscription Agreement

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Megan Petersen
- Parrish Stikeleather

Appendix E: Supporting Documents

- Attachment #24473

Approve Form C

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Long Drive to Yadkin LLC Subscription Agreement

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Megan Petersen
- Parrish Stikeleather

Appendix E: Supporting Documents

- Attachment #24473

Wefunder Portal will review the information you provide before we agree to submit a Form C to the SEC. Our review is designed to assess whether the information you have provided is complete and not inaccurate, misleading, or otherwise fraudulent. Despite our review, the company submitting this Form C may be held responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading. By submitting this online form, you authorize Wefunder Portal to rely on the information you submit to us. You also agree to provide any additional information or clarification we may request from you so that the Form C we submit on your behalf is, in our reasonable view, complete and does not contain any misleading information. Wefunder Portal will not submit a Form C that we believe, in our sole discretion, omits material information or contains false or misleading information. As a result, there is no guarantee that we will submit a Form C on your behalf.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C, any future non-material Form C-A, any future Form C-U, and any future Form C-W on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Before you click on the button below, please review the information you have provided carefully.

We strongly recommend you have your company's lawyer review the information as well. The company submitting this Form C is responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading.

☐ I verify the Form C is 100% accurate

☐ I agree to the Wefunder Listing Agreement

☐ I agree to the Wefunder Tax Service Agreement

Matthew Drew

Title

9106169144

SIGN REMAINING AGREEMENTS

By clicking Sign Form C above you sign on behalf of Long Drive to Yadkin LLC and in your capacity in the roles you serve with Long Drive to Yadkin LLC.

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Long Drive to Yadkin LLC Subscription Agreement

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Megan Petersen
- Parrish Stikeleather

Appendix E: Supporting Documents

- Attachment #24473

Wefunder Portal will review the information you provide before we agree to submit a Form C to the SEC. Our review is designed to assess whether the information you have provided is complete and not inaccurate, misleading or otherwise fraudulent. Despite our review, the company submitting this Form C may be held responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading. By submitting your Form C to us, you acknowledge this. You also agree to provide any additional information or clarification we may request from you so that the Form C we submit on your behalf, in our reasonable, good faith review, does not contain incorrect information. Wefunder Portal will not submit a Form C that we believe, in our sole discretion, omits material information or contains false or misleading information. As a result, there is no guarantee that we will submit a Form C on your behalf.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the Form C.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C, any future non-material Form C-A, any future Form C-U, and any future Form C-W on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

Before you click on the button below, please review the information you have provided carefully.

We strongly recommend you have your company's lawyer review the information as well. The company submitting this Form C is responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading.

☑ I verify the Form C is 100% accurate

☑ I agree to the Wefunder Listing Agreement

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Long Drive to Yadkin LLC

By

Parrish Stikeleather

Writer / Director

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Megan Petersen

Manager
7/13/2026

Parrish Stikeleather

Writer / Director
7/13/2026

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.